UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING
(Amendment No. “”)

MaxPoint Interactive, Inc.
(NAME OF ISSUER)

Common Stock, par value $0.00005 per share
(TITLE CLASS OF SECURITIES)

57777M102
(CUSIP NUMBER)

12/31/15
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☐	RULE 13D-1(B)
☐	RULE 13D-1(C)
☒	RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 57777M102	PAGE 2 OF 9

1	NAMES OF REPORTING PERSONS/EIN

General Motors Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
SHARES 0

	6	SHARED VOTING POWER
SHARES 1,489,048 (See Item 4)

	7	SOLE DISPOSITIVE POWER
SHARES 0

	8	SHARED DISPOSITIVE POWER
SHARES 1,489,048 (See Item 4)

9	TOTAL BENEFICIALLY OWNED
SHARES 1,489,048 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7% (See Item 4)

12	TYPE OF REPORTING PERSON*
IA, CO

CUSIP NO. 57777M102	13G	PAGE 3 OF 9

1	NAMES OF REPORTING PERSONS/EIN

State Street Bank and Trust Company as trustee for First Plaza Group Trust for the sole benefit of Pool PMI-127 (beneficially owned by General Motors Hourly-Rate Employees Pension Plan)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
SHARES 0

	6	SHARED VOTING POWER
SHARES 1,202,495 (See Item 4)

	7	SOLE DISPOSITIVE POWER
SHARES 0

	8	SHARED DISPOSITIVE POWER
SHARES 1,202,495 (See Item 4)

9	TOTAL BENEFICIALLY OWNED
SHARES 1,202,495 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.6% (See Item 4)

12	TYPE OF REPORTING PERSON*
EP

CUSIP NO. 57777M102	13G	PAGE 4 OF 9

1	NAMES OF REPORTING PERSONS/EIN

State Street Bank and Trust Company as trustee for First Plaza Group Trust for the sole benefit of Pool PMI-129 (beneficially owned by General Motors Retirement Program for Salaried Employees)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
SHARES 0

	6	SHARED VOTING POWER
SHARES 286,553 (See Item 4)

	7	SOLE DISPOSITIVE POWER
SHARES 0

	8	SHARED DISPOSITIVE POWER
SHARES 286,553 (See Item 4)

9	TOTAL BENEFICIALLY OWNED
SHARES 286,553 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.1% (See Item 4)

12	TYPE OF REPORTING PERSON*
EP

SCHEDULE 13G	PAGE 5 OF 9

ITEM 1.

(A)	NAME OF ISSUER
MaxPoint Interactive, Inc.  (‘MXPT’)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
3020 Carrington Mill Blvd.
Suite 300
Morrisville, NC  27560

ITEM 2.

(A)	NAME OF PERSON FILING

(i)	General Motors Investment Management Corporation (“GMIMCo”)

(ii)	State Street Bank and Trust Company as trustee for First Plaza Group Trust for the sole benefit of Pool PMI-127 (beneficially owned by General Motors Hourly-Rate Employees Pension Plan) (“First Plaza FBO PMI-127”)

(iii)	State Street Bank and Trust Company as trustee for First Plaza Group Trust for the sole benefit of Pool PMI-129 (beneficially owned by General Motors Retirement Program for Salaried Employees) (“First Plaza FBO PMI-129” and together with First Plaza FBO PMI-127, the “Trust”)

GMIMCo, First Plaza FBO PMI-127 and First Plaza FBO PMI-129 (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE

(i)	GMIMCo
1345 Avenue of the Americas, 20th Floor
New York, NY 10105
(ii)	First Plaza FBO PMI-127
c/o State Street Bank and Trust Company
1 Lincoln Street
Boston, MA  02111
(iii)	First Plaza FBO PMI-129
c/o State Street Bank and Trust Company
1 Lincoln Street
Boston, MA  02111

(C)	CITIZENSHIP
(i)	GMIMCo – Delaware
(ii)	First Plaza FBO PMI-127 – New York
(iii)	First Plaza FBO PMI-129 - New York

(D)	TITLE CLASS OF SECURITIES
Common Stock, par value $0.00005 per share

(E)	CUSIP NUMBER
57777M102

SCHEDULE 13G	PAGE 6 OF 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

NOT APPLICABLE

ITEM 4.	OWNERSHIP

The Trust is a trust formed under and for the benefit of one or more employee benefit plans (“Plans”) of General Motors Company (“GM”), its subsidiaries and unrelated entities. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940.  Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities.

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans.  It also itself manages certain assets of the Plans.  GMIMCo has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo’s management of certain assets of the Plans, the following information is being provided as of December 31, 2015 with respect to such securities of the Issuer under management by GMIMCo for the benefit of the Plans:

(A)	AMOUNT BENEFICIALLY OWNED
(i)	GMIMCo	1,489,048
(ii)	First Plaza FBO PMI-127	1,202,495
(iii)	First Plaza FBO PMI-129	286,553

(B)	PERCENT OF CLASS(1)
(i)	GMIMCo	5.7%
(ii)	First Plaza FBO PMI-127	4.6%
(iii)	First Plaza FBO PMI-129	1.1%

(footnotes)
(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 26,100,302 shares of Common Stock outstanding as of November 2, 2015, as disclosed in MaxPoint Interactive, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on November 13, 2015.

SCHEDULE 13G	PAGE 7 OF 9

(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE
See the responses to Item 5 on the attached cover pages.
(ii)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE
See the responses to Item 6 on the attached cover pages.
(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
See the responses to Item 7 on the attached cover pages.
(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
See the responses to Item 8 on the attached cover pages.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities.  Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement (“Additional Securities”).  The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2016

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/S/ Jason Glass
Name: Jason Glass
Title: Managing Director

STATE STREET BANK AND TRUST COMPANY

As trustee for First Plaza Group Trust for the sole benefit of Pool PMI-127 (beneficially owned by General Motors Hourly-Rate Employees Pension Plan)(as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

STATE STREET BANK AND TRUST COMPANY

As trustee for First Plaza Group Trust for the sole benefit of Pool PMI-129 (beneficially owned by General Motors Retirement Program for Salaried Employees) (as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement, dated February 11, 2016